SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (B) OR 12 (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            WESTERN GLORY HOLE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        NEVADA                                        87-0632495
(STATE  OF  INCORPORATION)                    (I.R.S.  EMPLOYER  ID  NO.)

1981 E. MURRAY-HOLLADAY Rd. Suite 100, SALT LAKE CITY, UTAH        84117
(ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICES)                    (ZIP  CODE)

                                  (801)272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (G) OF THE ACT: 742,500

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT: NONE

Title  of  each  class                         Name  of  each  exchange on which
To  be  so  registered                         Each  class  is  to be registered
Common  stock:  $0.001  Par  value               N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF MARCH 31, 2000.

SHARES  OF  COMMON  STOCK  OUTSTANDING  AS  OF  MARCH  31,  2000:  742,500

PART  I
ITEM  1

DESCRIPTION  OF  BUSINESS

     Western Glory Hole, Inc., (hereinafter "The Company") was originally incorporated on March 28, 1983 as L. Peck Enterprises, Inc., pursuant to the Nevada Business Corporation Act. Its original Articles of Incorporation provided for authorized capital of Twenty five hundred (2,500) shares of common stock with No par value. On March 3, 1999, the shareholders of the Company approved a change of name to Western Glory Hole, Inc., an amendment to the Articles of Incorporation changing the authorized capital to one hundred million (100,000,000) shares of common stock with a par value of $0.001 (1 mill) per share, and a 225 to 0ne forward split of the outstanding shares. The amended Articles were filed with the State of Nevada on May 27, 1999. The Company was formed with the stated purpose of conducting any lawful business activity. However, the contemplated purpose was to engage in investment and business development operations related to mineral research and exploration. The Company's attempts to enter this field were not successful and all attempts to engage in business ended before 1991, and the Company became dormant.

      The Company never engaged in an active trade or business throughout the period from inception through 1998. In December of 1998, the directors determined that the Company should become active and reinstated the Company with the State of Nevada, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose IS to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at: 1981 E. Murray-Holladay Rd., Salt Lake City, Utah 84117.

Business  of  Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources  of  Business  Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.
Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the
Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form  of  Potential  Acquisition  or  Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger OR consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status and recent inactive status for the prior eight years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the
Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights  of  Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the offices of its transfer agent located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry  Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

Item  2.     Management's  Discussion  and  Analysis  or  Plan  of
             Operation

     The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder and officer of the Company, specifically John Riche (see Part I Item 4,"Security Ownership of Certain Beneficial Owners and Management" and Part II
Item 4, "Recent Sales of Unregistered Securities"). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan  of  Operation

     During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

     The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item  3.        Description  of  Property

     The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

 Item  4.     Security  Ownership  of  Certain  Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of MARCH 31, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.


Name  and  Address               Amount  and  Nature  of          Percent
Beneficial  Owner               Beneficial  Ownership          of  Class
-----------------               ---------------------          ---------
Fred  Heferon                            12,500                    1.68%
1981  E.  Murray-Holladay  Rd.
Salt  lake  City,  Utah  84117

John  Riche                             212,500                   28.62%
6595  S.  W.  Cherry  Hill  Dr.
Beaverton,  Oregon  97008

Russell  Noerring                        56,250                    7.58%
5821  Emigration  Canyon
Salt  Lake  City,  Utah  84108

Christine  Blakely                       56,250                    7.58%
5621  South  Magic  Island  Lane
Murray,  Utah  84107

Margaret  E.  Miller  (1)                34,875                    4.70%
91  Wells  Fargo
Dayton,  Nevada  89403

Ricky  Miller  (1)                       36,000                    4.85%
91  Wells  Fargo
Dayton,  Nevada  89403

William  Kurtzweg  (1)                   33,750                    4.55%
11383  N.  78th  St.
Scottsdale,  Arizona  85008

Mary  S.  Kurtzweg  (1)                  24,750                    3.33%
11383  N.  78th  St.
Scottsdale,  Arizona  85008

Jane Gore                                45,000                    6.06%
PO BOX  6432
Scottsdale, AZ   85261

All Officers and Directors as a Group   225,000                   30.30%


(1) Margaret E. Miller and Ricky Miller are husband and wife as are William N. Kurtzweg and Mary A. Kurtzweg and, as such, their combined holdings, as husband and wife, have been used to determine whether they are the beneficial owner of five per cent or more of the outstanding shares.

NOTE: The Company has been advised that each of the other persons listed above has sole voting power over the shares indicated above.

ITEM  5

DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

The  Directors  and  Executive  Officers  of  the  Company  are  as  follows:

                                                              POSITION
NAME               AGE                   TITLE               HELD  SINCE

FRED  HEFFERON      48          PRESIDENT  AND  DIRECTOR     JANUARY  1999

JOHN  RICHE         41          SECRETARY/TREASURER          JANUARY  1999
                                    AND  DIRECTOR

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

     The business experience of each of the persons listed above during the past five years is as follows:

FRED  HEFFERON:  DIRECTOR  AND  PRESIDENT

     Mr. Hefferon has been employed since 1994 by Rite Aid Phamacies as a store manager. Prior to that he was employed by Payless Drug Stores for many years in various positions, including store manager. Mr. Hefferon holds a Bachelor of
Science Degree in Philosophy and Political Science which he received from the University of Utah in 1974

JOHN  RICHE:  DIRECTOR,  TREASURER/SECRETARY

            Since 1997 Mr. Riche has been employed by Pitney Bowes Corporation as a sales representative for the North West region. From 1995 to 1997 he worked for Flying J Corporation as general manager for Hotels. Prior to that he was involved in the hotel and motel industry in various positions, including five years as the general manager for the Sea Gypsy Hotel.


Item  6.       Executive  Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1997 and 1998, nor at any time during 1999. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item  7.        Certain  Relationships  and  Related  Transactions

     In May of 1999, in a private transaction, the Company sold 12,500 shares each to Fred Heferon and John Riche to cover in order to fund certain expenses of the Company. In December of 1999, the Company sold 200,000 shares to John Riche to cover the costs of preparing and filing this registration. Aside from those transactions, during the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item  8.        Description  of  Securities

Common  Stock

The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 742,500 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred  Stock

The  Company  does  not  have  any  preferred  stock,  authorized  or  issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's shares are listed to be to be quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets"). Inclusion on the "Pink Sheets" permits price quotations for the Company's shares to be published by such service.

      The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market.

     The Company's common shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

As of MARCH 31, 2000 there were 32 holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 742,500 shares of common stock. of this total, all shares, excepting those issued to the current officers in May and in December of 1999, were issued in transactions more than two years ago. (A forward 200-for-1 stock split occurred on May 27, 1999, increasing the number of shares held by existing shareholders, which is not deemed a "new" issuance.) Thus, all but 225,000 shares were issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. These 225,000 shares weere issued less than one year ago and, in addition are held by officers and directors of the Company. As such they may not be resold except pursuant to an effective registration statement or an applicable exemption from registration. The remaining 517,500 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

Transfer  Agent  &  Dividend  Policy

     The Company has designated Interwest Transfer Company, Inc., 1981 E. Murray
Holliday  Road,  Holladay,  Utah  84117,   (801)  272-9294  its  transfer agent.

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item  2.       Legal  Proceedings

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item  3.       Changes  in  and  Disagreements  with  Accountants

      Item  3  is  not  applicable  to  this  Form  10-SB.

Item  4.       Recent  Sales  of  Unregistered  Securities

     In May of 1999, the Company sold 12,500 shares of restricted common stock to Fred Heferon and 12,500 shares of restricted common stock to John Riche in an isolated transaction. In December of 1999, the Company sold 200,000 shares of restricted common stock to John Riche in an isolated transaction. The purchasers constitute the present officers and directors of the Company. The transaction is deemed exempt pursuant to Section 4(2) of the Act.

     All other issues of securities by the Company were made more than three years ago.

Item  5.       Indemnification  of  Directors  and  Officers

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.

PART  F/S

Financial  Statements  and  Supplementary  Data

     The Company's financial statements for the years ended December 31, 1999, 1998, and the period March 20, 1983 (date of inception) to December 31, 1999, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following eight (8) pages, in response to Part F/S of this Form 10-SB.

                            WESTERN GLORY HOLE,  INC.

                         FINANCIAL STATEMENTS AND REPORT

                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                    DECEMBER 31, 1999 AND DECEMBER  31, 1998

                                                ANDERSEN ANDERSEN & STRONG, L.C.
                                                  941 East 3300 South, Suite 202
                                                     Salt Lake City, Utah  84106
                                                          Telephone 801-486-0096

Board  of  Directors
Western  Glory  Hole,  Inc.
Salt  Lake  City,  Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Western Glory Hole, Inc. ( development stage company) at December 31, 1999 and December 31, 1998 and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999, 1998, and 1997 and the period March 28, 1983 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Glory Hole, Inc. at December 31, 1999 and December 31, 1998, and the results of operations, and cash flows for the years ended December 31, 1999, 1998, and 1997 and the period March 28, 1983 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations from its inception and does not have the necessary working capital for any future planned activity , which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 /s/  ANDERSEN ANDERSEN & STRONG

Salt  Lake  City,  Utah
February  3,  2000

                            WESTERN GLORY HOLE,  INC.
                          ( DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                     DECEMBER 31, 1999 AND DECEMBER 31, 1998


                                                                 DEC 31,       DEC 31,
                                                                  1999          1998
                                                              -------------  -----------

ASSETS
CURRENT ASSETS

Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $          -   $        -
                                                              -------------  -----------

  Total Current Assets . . . . . . . . . . . . . . . . . . .  $          -   $        -
                                                              =============  ===========



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable . . . . . . . . . . . . . . . . . . . . . .  $        500   $        -
                                                              -------------  -----------

  Total Current Liabilities. . . . . . . . . . . . . . . . .           500            -
                                                              -------------  -----------


STOCKHOLDERS' EQUITY

Common stock
        100,000,000 shares authorized, at $0.001 par value;
      742,500 shares issued and outstanding on
 December 31, 1999;  517,500 on December 31, 1998. . . . . .           743          518

Capital in excess of par value . . . . . . . . . . . . . . .        39,492       24,482

    Deficit accumulated during the development stage . . . .       (40,735)     (25,000)
                                                              -------------  -----------

Total Stockholders' Equity (deficiency). . . . . . . . . . .          (500)           -
                                                              -------------  -----------
                                                              $          -   $        -
                                                              =============  ===========




    The accompanying notes are an integral part of these financial  statements.

                            WESTERN GLORY HOLE, INC.
                          ( DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE  YEARS ENDED DECEMBER 31, 1999,  1998, AND 1997
    AND THE PERIOD MARCH 28,   1983 (DATE OF INCEPTION) TO DECEMBER 31, 1999

                                                               MARCH 28,  1983
                           DEC 31,       DEC 31,   DEC 31,   (DATE OF INCEPTION)
                            1999           1998      1997      TO DEC 31, 1999
                      -----------------  --------  --------  --------------------
REVENUES . . . . . .  $              -   $      -  $      -  $                 -

EXPENSES . . . . . .            15,735          -         -               40,735
                      -----------------  --------  --------  --------------------
NET LOSS . . . . . .  $        (15,735)  $      -  $      -  $           (40,735)
                      =================  ========  ========  ====================



NET LOSS PER COMMON
SHARE

Basic. . . . . . . .  $           (.03)  $      -  $      -
                      -----------------  --------  --------



AVERAGE  OUTSTANDING
    SHARES

     Basic . . . . .           546,600    517,500   517,500
                      -----------------  --------  --------





The  accompanying  notes  are  an  integral  part of these financial statements.

                           WESTERN  GLORY  HOLE,  INC.
                          ( DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
         PERIOD MARCH  28, 1983 (DATE OF INCEPTION) TO DECEMBER 31, 1999

                                                        COMMON  STOCK       CAPITAL  In
                                                     --------------------    EXCESS  OF     ACCUMULATED
                                                       SHARES     AMOUNT      PAR VALUE       DEFICIT
                                                     ---------  ----------  -------------  -------------
BALANCE MARCH 28,  1983 (date of inception) . . . .          -  $        -  $           -  $          -

Issuance of common stock for cash . . . . . . . . .     45,000          45          1,955             -
    at $.044 - February 9, 1989

Issuance of common stock for cash
   at $.044 - May  13, 1989 . . . . . . . . . . . .     40,500          41          1,759             -


Issuance of common stock for cash
    at $.044 - July 17, 1989. . . . . . . . . . . .     27,000          27          1,173             -

Net operating loss for the year ended
    December 31, 1989 . . . . . . . . . . . . . . .          -           -              -        (5,000)

Issuance of common stock for cash
    at $.044 - January 25, 1990 . . . . . . . . . .    180,000         180          7,820             -

Issuance of common stock for cash
    at $.044 - March 15, 1990 . . . . . . . . . . .    135,000         135          5,865             -

Issuance of common stock for cash
    at $.067 - June 19, 1990. . . . . . . . . . . .     90,000          90          5,910             -

Net operating loss for the year ended
    December 31, 1990 . . . . . . . . . . . . . . .          -           -              -       (20,000)


BALANCE DECEMBER 31,  1998. . . . . . . . . . . . .    517,500         518         24,482       (25,000)

Issuance of common stock for cash
    at $.20 - May 28, 1999. . . . . . . . . . . . .     25,000          25          4,975             -

Issuance of common stock for cash
    at $.05 - private offering - December 1999. . .    200,000         200          9,800             -

Contribution to capital - expenses - related party.          -           -            235             -

Net operating loss for year ended
    December 31, 1999 . . . . . . . . . . . . . . .          -           -              -       (15,735)


BALANCE DECEMBER 31, 1999 . . . . . . . . . . . . .    742,500  $      743  $      39,492  $    (40,735)
                                                     =========  ==========  =============  =============





   The accompanying notes are an integral part of these financial statements.

                          WESTERN  GLORY  HOLE,   INC.
                          ( DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
             FOR THE  YEARS ENDED DECEMBER 31, 1999 , 1998, AND 1997
    AND THE PERIOD  MARCH 28, 1983 (DATE  OF  INCEPTION) TO DECEMBER 31, 1999

                                                                                               MARCH 28, 1983
                                                            DEC 31,       DEC 31,   DEC 31,   (DATE OF INCEPTION)
                                                              1999          1998      1997      TO DEC 31, 1999
                                                        ----------------  --------  --------  --------------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss . . . . . . . . . . . . . . . . . . . . . . .  $       (15,735)  $      -  $      -  $           (40,735)

Adjustments to reconcile net loss to
net cash provided by operating
activities

            Changes in accounts payable. . . . . . . .              500          -         -                  500
            Contributions to capital . . . . . . . . .              235          -         -                  235



Net Cash Used in Operations. . . . . . . . . . . . . .          (15,000)         -         -              (40,000)
                                                        ----------------  --------  --------  --------------------

CASH FLOWS FROM INVESTING
ACTIVITIES
                                                                      -          -         -                    -
                                                        ----------------  --------  --------  --------------------

CASH FLOWS FROM FINANCING
ACTIVITIES

  Proceeds from issuance of common stock
                                                                 15,000          -         -               40,000
                                                        ----------------  --------  --------  --------------------

Net Increase (Decrease) in Cash. . . . . . . . . . . .                -          -         -                    -

Cash at Beginning of Period. . . . . . . . . . . . . .                -          -         -                    -
                                                        ----------------  --------  --------  --------------------

Cash at End of Period. . . . . . . . . . . . . . . . .  $             -   $      -  $      -  $                 -
                                                        ================  ========  ========  ====================



 NON CASH FLOWS FROM OPERATING ACTIVITIES

   Contributions to capital - expenses - related party  $           235
                                                        ----------------



   The accompanying notes are an integral part of these financial statements.


                           WESTERN  GLORY  HOLE, INC.
                          ( DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on March 28, 1983 with the name of "L. Peck Enterprises, Inc." with authorized common stock of 2,500 shares at no par value. On May 27, 1999 the authorized capital stock was increased to 100,000,000 shares with a par value of $0.001 in connection with a name change to "Western Glory Hole, Inc".

On May 27, 1999 the Company completed a forward common stock split of 225 shares for each outstanding share. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

The Company has been engaged in the activity of seeking and developing mining properties and was inactive after 1990.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  adopted  a  policy  regarding  payment  of  dividends.

Income  Taxes
-------------

At December 31, 1999 the Company had a net operating loss carry forward of $40,735. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire starting in 2005 through 2021.

Earnings  (Loss)  Per  Share
----------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split.

Financial  Instruments
----------------------

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values.

                           WESTERN  GLORY  HOLE,  INC.
                          ( DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED  PARTY  TRANSACTIONS

The  statement of changes in stockholder's equity shows 742,500 shares of common
stock  outstanding  of  which  501,125   shares  were issued to related parties.

4.  GOING  CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to conduct operations for the coming year.

There  can  be  no  assurance  that  they  will  be  successful  in this effort.

PART  III



                                  EXHIBIT INDEX


            Exhibit
     Number     Description
     ------     -----------

     3(i)   Articles  of  Incorporation

     3(ii)  Bylaws

     4 Instruments defining rights of security holders, including indentures.

           None.

     9     Voting  Trust  Agreement

           None

     10    Material  Contracts

           None

     16    Letter  re  Change  in  Certifying  Accountant

           None

     21    Subsidiaries  of  the  Registrant

           None

     27    Financial  Data  Schedule

SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  WESTERN  GLORY  HOLE,  INC.
                                                        (REGISTRANT)

                                                     BY:  /S/ JOHN  RICHE
                                                     --------------------------
                                                      PRESIDENT  AND  DIRECTOR

DATED:  20TH  DAY  OF  APRIL,  2000.



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 20th day of April, 2000.


/s/  John  Riche
----------------------------------------
Director  and  Chief  Executive  Officer



/s/  Fred  Hefferon
----------------------------------------
Director  and  Treasurer